Exhibit 99.2

HANWHA SOLARONE CO., LTD.

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

FOR ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 20, 2013

(or any adjournment or postponed meeting thereof)

I/We

Please Print Name(s)

of

Please Print Address(es)

being (a) shareholder(s) of the Company with              shares respectively hereby appoint

of

or failing him/her

of

or failing him/her the duly appointed Chairman of the AGM (as defined below) as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the “AGM”) to be held on December 20 2013 at 9:00 am, Shanghai time, at the Company’s office at Rooms 605-606, Yongda International Tower, 2277 Longyang Road, Pudong New Area, Shanghai, China 201204 and at any adjournment of the AGM. My proxy is instructed to vote on resolutions in respect of the matters specified in the Notice of the AGM as indicated below or if no such indication is given, then as my proxy thinks fit.

Resolution		For	Against	Abstain

1.	as an ordinary resolution, that Thomas J. Toy, whose current term of office shall expire at the AGM, be re-elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM;

2.	as an ordinary resolution, that Ernst A. Bütler, whose current term of office shall expire at the AGM, be re-elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM;

3.	as an ordinary resolution, that Ki-Joon Hong, whose current term of office shall expire at the AGM, be re-elected as a director and Board Chairman of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM; and

4.	as an ordinary resolution, that Ernst & Young Hua Ming be appointed as independent auditor of the Company for the year ending December 31, 2013

Please tick to indicate your voting preference. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

Dated:

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Signed:

Name:

[Include a signature block for the relevant number of members expected to use this form]